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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13d-2(a)

                               (AMENDMENT NO. 2)*

                               UGC Holdings, Inc.
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                                (Name of Issuer)

                 Class A Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                   913247 50 8
                 -----------------------------------------------
                                 (CUSIP Number)

                             Elizabeth M. Markowski
                              Senior Vice President
                            Liberty Media Corporation
                             12300 Liberty Boulevard
                            Englewood, Colorado 80112
                                 (720) 875-5400
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                January 30, 2002
           ----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

         NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)



---------------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the NOTES)



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      1         NAMES OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                Liberty Media Corporation
                84-1288730
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      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                (a)  |_|

                (b)  |X|
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      3         SEC USE ONLY


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      4         SOURCE OF FUNDS
                OO

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      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) or 2(e)                                |_|

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      6         CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware

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                             7      SOLE VOTING POWER

                                    0 shares
                             ---------------------------------------------------
        NUMBER OF            8      SHARED VOTING POWER
  SHARES BENEFICIALLY
        OWNED BY                    0 shares
          EACH               ---------------------------------------------------
       REPORTING             9      SOLE DISPOSITIVE POWER
      PERSON WITH
                                    0 shares
                             ---------------------------------------------------
                             10     SHARED DISPOSITIVE POWER

                                    0 shares
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      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                0 shares
--------------------------------------------------------------------------------
      12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES                                                       |_|

--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                0%
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON

                CO
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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                                 AMENDMENT NO. 2

                                  STATEMENT OF

                            LIBERTY MEDIA CORPORATION

        PURSUANT TO SECTION 13(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                                  IN RESPECT OF

                               UGC HOLDINGS, INC.

ITEM 1.  SECURITY AND ISSUER.

         Liberty Media Corporation, a Delaware corporation (the "Reporting Person" or "Liberty"), hereby amends and supplements its Statement on Schedule 13D filed on December 12, 2001, as amended on January 14, 2001 (collectively, the "Original Statement"), with respect to shares of Class A Common Stock, par value $0.01 per share ("Old United Class A Common Stock"), of UGC Holdings, Inc., a Delaware corporation formerly known as "United GlobalCom, Inc." (the "Issuer" or "Old United"). The Issuer's principal executive offices are located at 4643 South Ulster Street, #1300, Denver Colorado 80237. This amendment (this "Amendment") constitutes Amendment No. 2 to the Original Statement. Capitalized terms used but not otherwise defined in this Amendment shall have the respective meanings ascribed thereto in the Original Statement.

ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 of the Original Statement is hereby amended and supplemented by adding the following:

         Pursuant to the Merger Agreement, on January 30, 2002: (a) Liberty caused to be contributed 9,859,336 shares of Old United's Class B Common Stock, par value $0.01 per share ("Old United Class B Common Stock"), and 11,976,048 shares of Old United Class A Common Stock to New United in exchange for an aggregate of 21,835,384 shares of Class C Common Stock, par value $0.01 per share, of New United ("New United Class C Common Stock"), (b) the Founders contributed, by means of the merger of several limited liability companies wholly owned by the Founders, all of the shares of Old United Class B Common Stock held by them to New United in exchange for an equal number of shares of New United's Class B Common Stock, par value $0.01 per share, (c) immediately after the contributions described in (a) and (b), Merger Sub merged with and into Old United, with Old United as the surviving entity in such merger (the "Merger"), resulting in Old United becoming a majority-owned subsidiary of United and each share of Old United Class A Common Stock and Old United Class B Common Stock



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then outstanding (other than any such shares held by New United) being converted into one share of New United's Class A Common Stock, par value $0.01 per share ("New United Class A Common Stock"), (d) as a result of the Merger, each outstanding share of Old United's convertible preferred stock (other than Old United's Series E preferred stock) was converted into shares of United Class A Common Stock and each outstanding share of Old United's Series E preferred stock (all of which shares were owned by certain of the Founders) was converted into a class of common stock of Old United, as the surviving entity in the Merger, and
(e) immediately following the Merger, Liberty made the other contributions to New United contemplated by the Merger Agreement in exchange for an aggregate of 281,288,158 shares of New United Class C Common Stock. An aggregate of 1,177,970 shares of Old United Class A Common Stock beneficially owned by Liberty were converted in the Merger into an equal number of shares of New United Common
Stock in the same manner as shares of Old United Class A Common Stock held by the other stockholders of Old United.

         As a result of the Merger, Liberty does not beneficially own any Old United Class A Common Stock and the Old United Class A Common Stock is no longer listed for trading on a national securities exchange or quoted in an inter-dealer quotation system of a registered national securities association. Old United has filed a Form 15 removing the Old United Class A Common Stock from registration under the Securities Exchange Act of 1934, as amended.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5(a) of the Original Statement is hereby amended and supplemented by adding the following:

         (a) The information included in Item 4 is hereby incorporated by reference into this Item 5(a).

         Item 5(c) of the Original Statement is hereby amended and supplemented by adding the following:

         (c) The information included in Item 4 is hereby incorporated by reference into this Item 5(c).

         Item 5(e) of the Original Statement is hereby amended and supplemented by adding the following:

         (e) The information included in Item 4 is hereby incorporated by reference into this Item 5(e).




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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  February 26, 2002




                                            By:  /s/ Elizabeth M. Markowski
                                               --------------------------------
                                               Name: Elizabeth M. Markowski
                                               Title: Senior Vice President







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